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                   [Valence Technology, Inc. Letterhead]


Via EDGAR

May 7, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Mail Stop 3-9
Washington, D.C.  20549

Attn:  Jeffrey Riedler

RE: VALENCE TECHNOLOGY, INC.
    REGISTRATION STATEMENT ON FORM S-3 (NO. 333-76589)

Ladies and Gentlemen:

On behalf of Valence Technology, Inc. (the "Company"), we would like to file Amendment No. 1 to include a delaying amendment pursuant to Rule 473, which will include the following language:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Please call me at 701-558-1000 with any questions.

Sincerely,

/s/ Lev M. Dawson

Lev M. Dawson


cc: Andrei M. Manoliu, Esq.
    James R. Jones, Esq.